FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Book JPY70 Billion Pretax Income in FY2020/21 First Quarter in relation to Nihonbashi District Redevelopment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 20, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura to Book JPY70 Billion Pretax Income in FY2020/21 First Quarter in relation to Nihonbashi District Redevelopment

Tokyo, May 20, 2020—In April, Nomura Holdings, Inc. announced plans to relocate some of its Japan offices in accordance with the scheduled redevelopment of the Nihonbashi district in Tokyo.

In line with the redevelopment, Nomura has obtained the right to real estate (reserved floor space) in the completed project in exchange for rights to the assets it currently owns. The conversion of the firm’s rights was approved on May 20, 2020.

In addition, Nomura has earned the right to receive compensation related to rent and other losses.

Based on the book value of the assets to be transferred and the fair value of the rights to be obtained, Nomura expects to book an estimated pretax income of 70 billion yen in its first quarter consolidated financial results for the fiscal year ending March 2021.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.